Surface Coatings, Inc.

2010 Industrial Blvd, Suite 605
Rockwall, Texas 75087
(972) 722-7351

February 27, 2009

Mr. Scott Anderegg
Mr. Mara Ransom
Mr. H. Christopher Owings
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Surface Coatings, Inc.
Form SB-1/A
File No. 333-145831

Dear Mr. Anderegg, Ms. Ransom and Mr. Owings:

Following are responses to your comment letter dated February 20, 2009.

General
1.
The Form 10-Q for September 30, 2008 has been re-filed to clarify the language used in Note 8. The term ‘broke escrow’ meant that we had enough shares/funds subscribed for once the Post Effective Amendment became effective. For your reference purposes, the new language of Note 8 is printed below:

NOTE 8 – SUBSEQUENT EVENT

In 2008, the Company filed a registration statement with the U.S. Securities & Exchange Commission in order to raise funds to expand our business and execute our business plan. The filing became effective in October 2008 which gave us the opportunity to sell up to 1,000,000 shares of common stock at $0.50 per share. As of December 31, 2008, we had received subscriptions for $33,150 for 66,300 shares. As of February 25, 2009, we had received subscriptions totaling $51,050 for 102,100 shares. We have filed a Post Effective Amendment to the registration statement which would reduce the minimum offering from $75,000 to $50,000. The subscriptions we have received are being held in a separate bank account pending effectiveness of our Post Effective Amendment. When it becomes effective, the subscribers will be entitled to a refund or, alternatively, will be required to re-subscribe by completing a new Subscription Agreement that reflects the changes in the terms of the offering. When we have received new Subscription Agreements which total at least $50,000, we will then be entitled to transfer the funds to our operating bank account.

2.
Based upon us still holding the funds pending effectiveness of the Post Effective Amendment, we have not taken the funds that have been subscribed for. However, when the Post Effective Amendment becomes effective, the subscribers under our previously effective offering will be given the choice of a refund or alternatively, will be required to re-subscribe by completing a new Subscription Agreement that reflects the changes in the terms of the offering. We have included this in our document by amending the paragraph on page 11 to:

The subscription agreement will provide investors the opportunity to purchase shares at $0.50 per share by purchasing directly from the Company. The agreement also provides that investors are not entitled to cancel, terminate or revoke the agreement. In addition, if the minimum subscription is not raised by July 5, 2009, the subscription agreement will be terminated and any funds received will be promptly returned to the investors. Changes in the material terms of this offering and the effective date of this registration statement will terminate the original offer and subscribers would then be entitled to a refund, or alternatively, be required to re-subscribe by completing a new Subscription Agreement that reflects the changes in the terms of the offering.. Material changes include a) extension of the offering period beyond July 5, 2009, b) a change in the offering price, c) a change in the minimum purchase required by investors, d) a change in the amount of proceeds necessary to release proceeds to the company, and e) a change in the application of proceeds from the offering.

3.
Changes have been made throughout the document to reflect the reduction of our minimum offering from $75,000 or 150,000 shares to $50,000 or 100,000 shares and the termination date of the offering to July 5, 2009.

4.	The accountant’s consent has been included with this filing.

Please let me know if you need any further clarification on any of these answers.

Sincerely,

/s/  Richard Pietrykowski

Richard Pietrykowski
President